FORTUNE INDUSTRIES, INC.

6402 CORPORATE DRIVE

INDIANAPOLIS, INDIANA 46278

Telephone: (615) 665-9060

Facsimile: (615) 312-1001

April 11, 2013

VIA EDGAR AND EMAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fortune Industries, Inc.

Amendment No. 3 to Schedule 13E-3/A

File No. 005-50301

Filed March 28, 2013

Revised Preliminary Proxy Statement on Schedule 14A

File No. 001-32543

Filed March 28, 2013

Dear Mr. Spirgel:

Fortune Industries, Inc. (the “Registrant”) acknowledges receipt of the Commission’s letter dated April 5, 2013, with respect to the filings referenced above and have set forth our responses below (immediately after the Staff’s comments, which are reprinted in bold italics below for the convenience of the Staff’s review). In addition, we have filed today our revised Preliminary Proxy Statement on Schedule 14A.

General

Comment 1.	Please include prominent disclosure, such as in the summary section, on how Small Block Holders are receiving less than book value for their shares in the transaction. Please also disclose the book value per share, per Item 1010(a)(4) of Regulation M-A, and disclose what consideration each filing person gave as to whether the consideration being offered in the Rule 13e-3 transaction constitutes fair value in relation to net book value. See Instruction 2(iii) to Item 1014 Regulation M-A.

Response:	The Company notes pursuant to its calculation below, Small Block Holders are receiving more than tangible book value per share in the transaction. In addition, the Company believes diluted tangible book value per share is a more accurate portrayal of fairness to the common shareholder due to the conversion of $27,033,000 of preferred stock to shares of common stock as part of this transaction and thus eliminating the preferred stock liquidation preference.

Securities and Exchange Commission

April 11, 2013

Small Block Holders receive $.61 per share or $.15 more per tangible book value per share or a 25% premium as of December 31, 2012 and $.51 more per tangible diluted book value per share or an 84% premium as of December 31, 2012 as calculated in the table below:

Tangible book value Per Share:

Total Shareholder’s Equity at December 31, 2012:	$19,864,000
Less: Intangible assets that may not be sold separately:
Goodwill:	(12,379,000)
Other intangible assets	(1,841,000)

Subtotal:	$(14,220,000)

Net Book Value:	$5,644,000

Divided by Weighted Avg. Common Shares Outstanding:	12,278,810

Tangible Book Value Per Share:	$0.46

Diluted Tangible Book Value Per Share:

Total Shareholder’s Equity at December 31, 2012:	$19,864,000
Less: Intangible assets that may not be sold separately:
Goodwill:	(12,379,000)
Other intangible assets	(1,841,000)

Subtotal:	$(14,220,000)

Net Book Value:	$5,644,000

Divided by Diluted Weighted Avg. Common Shares Outstanding:	55,520,981

Tangible Diluted Book Value Per Share:	$0.10

The Company notes pursuant to 8300-8330 of Regulation S-K 506, there are no rules or authoritative guidelines that defines tangible book value; however, the SEC staff believes generally that tangible assets should exclude any intangible asset that cannot be sold separately from all other assets of the business, and should exclude any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.

Securities and Exchange Commission

April 11, 2013

In addition the calculation of diluted weighted average per share includes the addition of 43,233,691 shares of common shares related to the conversion of $27,033,000 or 296,140 shares of preferred stock.

Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board, page 26

Comment 2.	We note you provide the following disclosure with regard to the Acquiror Filing Persons: “The Acquiror Filing Persons have determined that the above analysis remains accurate, despite the fact the these determinations were made in March 2012, as no material changes to the company’s business since the original determination date have occurred that would necessitate an update to these analyses,” Please revise to have the Special Committee and Board of Directors make the same determination in connection with the disclosure on page 26 that states “[t]he Special Committee and the Board believe the Merger Agreement and the Merger are advisable and fair to, and in the best interests of, the Company and the Unaffiliated Shareholders.”

Response:	In response to the Staff’s comment, please see the corresponding revision as filed contemporaneously herewith on page 30 of the Revised Preliminary Proxy Statement on Schedule 14A. Please note that only the Board of Directors has made this determination, as there is no longer the need for a Special Committee since now the Board is now solely made up of the independent directors that had previously acted as the Special Committee.

Pro Forma Data, page 59

Comment 3.	We note that Fortune will be the primary beneficiary of CEP. Please expand the disclosure to include a description of the contractual arrangements underlying the relationship between Fortune and CEP. Also, include the basis for determining that Fortune is the primary beneficiary. Also, disclose the significant judgments, assumptions and risks associated with involvement with the VIE. Please see ASC 810-10-50-2AA and 810-10-50-3 for guidance.

Response:	In response to the Staff’s comment, please see the corresponding revision as filed contemporaneously herewith on page 59 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 4.	We note that Goodwill is reduced from $12.3 million to $6.5 million in adjustments (a) and (b). Please disclose in detail how you determined that Goodwill was not impaired in your most recent impairment analysis, since the value you were able to receive in the merger is significantly less than the carrying book value.

Securities and Exchange Commission

April 11, 2013

Response:	Over the past several years the Company has performed impairment tests on its intangible assets primarily through independent appraisals and internal calculations using predominantly the discounted cash flows approach. Through this process, the Company has successfully demonstrated the fair value of its intangible assets has exceeded the carrying cost and therefore impairment adjustments have not been necessary. The Company further notes no deterioration, but rather slight and steady improvement in its free cash flow through its last filing period six months ended December 31, 2012. Therefore, the Company notes no triggering events related to its past testing methodology and no impairment using this approach through December 31, 2012.

Through recent months, the Company and the Fortune Estate has been negotiating with Old National Bank (ONB) on an agreement to allow the continuation of the Company in its current form and to provide a renewal with the intention of allowing additional time for the Company to seek a buyer for an amount that would support the value of the Company’s intangible assets. However, recently ONB communicated to the Company that an extension in its prior format would not be provided and the Company would need to sell for the highest offer within a forbearance period that will likely expire June 30, 2013 to avoid liquidation of Mr. Fortune’s preferred and common shares. Due to the uncertainties in the modern day banking environment, the Company concluded completion of the management buyout was not probable until consummation of a signed forbearance agreement between Mr. Fortune’s Estate and ONB. As of the date of this letter, the Company has yet to receive a signed forbearance agreement with ONB; however, believes the signed forbearance agreement should be finalized within 7 to 10 days.

In addition, in the Company’s proxy and various amended filings, the Company agreed to a “no solicitation” clause preventing the Company from initiating others to engage in acquisition discussions. However, the Company has received multiple inquiries regarding the potential to acquire its shares for varying amounts. These discussions which occurred as late as January 2013 ultimately did not provide an opportunity for a materially greater offer. It was deemed uncertain by management until after the filing of its December 31, 2012 Form 10-Q as to whether a superior offer for the Company would be received. This conclusion was also influenced by ONB’s expressed intention to enter into the aforementioned forbearance agreement.

Furthermore, the Company’s failed negotiations with Ide Management (Ide) did not consummate until January 2013. Under this anticipated acquisition previously disclosed in our Revised Preliminary Proxy Statement filed on March 28, 2013, the Company’s shareholders would have benefited from an increase in shareholder value further supporting the existing value of our intangible assets.

Securities and Exchange Commission

April 11, 2013

In conclusion, since the Company (a) noted no impairment using the historical discounted cash flows approach, (b) continued uncertainty regarding the status of the forbearance agreement with ONB, (c) the potential for superior offers to buy the Company as prescribed in its proxy filings and inquiries through January 2013, and (d) the expected merger with Ide which did not officially terminate until after December 31, 2012, management deems no material impairment of its intangible assets has transpired through the last reporting period. The Company, in consultation with its auditors, further notes its intention to recognize a $4.3 million to $5.8 million impairment charge in the event such a signed forbearance agreement is received from ONB. The range of the impairment is dependent on the valuation of the Company’s common stock for remaining minority shareholders after closing (Large Block Holders) at the time of impairment, which is expected to range between the current trading price and the buyout price for the Small Block Holders of $0.61 per share. Based on the expected timeline from ONB, the Company would anticipate a Form 8-K filing to announce the charge to earnings and would expect this to occur prior to filing its Form 10-Q for the nine months ended March 31, 2013.

Comment 5.	Please expand Note (c) to include the terms of the debt and promissory note in sufficient detail so the reader can compute the amount of the interest expense adjustment.

Response:	In response to the Staff’s comment, please see the corresponding revision as filed contemporaneously herewith on page 61 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 6.	Please expand Notes (e) and (i) to explain the basis for the amount of estimated compliance costs for an SEC reporting company and how you determined that the amounts are factually determinable. See Article 11-02(b)(6) of Regulation S-X for guidance.

Response:	In response to the Staff’s comment, please see the corresponding revisions as filed on page 62 of the Revised Preliminary Proxy Statement on Schedule 14A.

Form of Proxy

Comment 7.	Please make the statement required by Rule 14a-4(e) on your form of proxy.

Response:	In response to the Staff’s comment, please see the corresponding revisions as filed contemporaneously herewith on the Form of Proxy, attached as Annex I to the Revised Preliminary Proxy Statement.

Comment 8.	We note the disclosure in the second paragraph under “Required Vote” on page 3 of your proxy statement. Please make the statement on your form of proxy required by the last sentence of Rule 14a-4(b)(1).

Securities and Exchange Commission

April 11, 2013

Response:	In response to the Staff’s comment, please see the corresponding revisions as filed contemporaneously herewith on the Form of Proxy, attached as Annex I to the Revised Preliminary Proxy Statement.

Exhibits to Schedule 13E-3

Comment 9.	Please include all projections in your proxy statement, including the exhibit (c)(3) filed on May 29, 2012 and the exhibit (c)(3) filed on March 28, 2013.

Response:	In response to the Staff’s comment, please see the corresponding revisions as filed contemporaneously herewith as Annex K to the Revised Preliminary Proxy Statement on Schedule 14A.

• • •

We appreciate the Staff’s review of the foregoing material. Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (615) 665-9060.

Sincerely,
FORTUNE INDUSTRIES, INC.

By:	/s/ Randy Butler
Randy Butler
Chief Financial Officer

Enclosures

cc:	Jeffrey B. Bailey, Esq., Counsel to Fortune Industries, Inc.
Trace Blankenship, Esq., Counsel to CEP, Inc.

In connection with the responses by Fortune Industries, Inc. (the “Registrant”) dated April 11, 2013, to the comments of the Securities and Exchange Commission Staff dated March 5, 2013, to the Amendment No. 3 to Registrant’s Schedule 13E-3 filed on March 28, 2013 and Registrant’s Revised Preliminary Proxy Statement on Schedule 14A, filed on March 28, 2013, the undersigned acknowledge the following:

1.	The Registrant or filing person is responsible for the adequacy and accuracy of the disclosure of the filing;

2.	Securities and Exchange Commission Staff comments or changes to disclosures by the Registrant in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Registrant or filing person may not assert Securities and Exchange Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORTUNE INDUSTRIES, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

CEP, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

CEP MERGER SUB, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

/s/ Tena Mayberry
Tena Mayberry, individually

/s/ Randy Butler
Randy Butler, individually

/s/ Carolynn V. Hill
The Carter M. Fortune Living Trust
by Carolynn V. Hill, Trustee